

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Brent Willson
Chief Executive Officer
NeoVolta, Inc.
13651 Danielson Street
Suite A
Poway, CA 92064

Re: NeoVolta, Inc.
       Amendment No. 5 to Registration Statement on Form S-1
       Filed June 23, 2022
       File No. 333-264275

Dear Mr. Willson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1 filed June 23, 2022

Exhibits

1.   We note that each unit being offered will now consist of one share of common stock and two warrants each to purchase one share of common stock. However, the first Whereas clause in the Warrant Agency Agreement filed as exhibit 4.4 to your amended Registration Statement on Form S-1 filed on May 20, 2022 refers to each unit consisting of one share of common stock and one warrant to purchase one share of common stock. Please file as an exhibit a revised Warrant Agency Agreement.

You may contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Cavas Pavri, Esq.